

April 12, 2018

Bill O'Donnell
Chief Accounting Officer
MetLife, Inc.
200 Park Avenue
New York, NY 10166-0188

  Re: MetLife, Inc.
    Form 10-K for the Year Ended December 31, 2017
    Filed March 1, 2018
    File No. 001-15787

Dear Mr. O'Donnell:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for year ended December 31, 2017

Notes to the Consolidated Financial Statements
1. Business, Basis of Presentation and Summary of Significant Accounting Policies
Revisions, page 209

1.

  You recorded a revision that increased the group annuity reserve by $510 million, before income tax, and a revision that decreased the assumed variable annuity guarantee reserves by $896 million, before income tax. Please address the following:

  • Tell us why only $372 million of the $510 million revision and $682 million of the $896 million revision was considered an error. Clarify how the amount of the reserve strengthening/releasing was determined for each period and describe and quantify the components of the amounts incurred in 2017. In this respect, tell us why a disproportionate amount of the revisions were recorded as incurred in 2017, particularly in the fourth quarter of 2017 as shown on page 384, instead of as a revision to prior periods.

- Explain how the revisions to Retained Earnings and Accumulated Other Comprehensive Income at December 31, 2014 were calculated and reconcile these adjustments to the total amount of prior period revisions disclosed.
- For each revision, provide us an analysis for each period of why the effects of the corrections to the reserve are not material for any of the periods included in the revision. In this regard, tell us why the revision would not constitute a restatement pursuant to ASC 250-10-45-27 that would require filing of an Item 4.02 of Form 8-K. Include a Staff Accounting Bulletin 99/ASC 250-10-S99 analysis in your response.
- Explain the other revisions to continuing operations, net as disclosed in your table on page 210.

8. Investments
Collectively Significant Equity Method Investments, page 289

2.   You state that you generally record your share of earnings in equity method investments within net investment income and that aggregate net investment income from these equity method investments exceeded 10% of the company's consolidated pre-tax income (loss) from continuing operations for 2017 and 2016. Please tell us the amount of earnings in equity method investments for each period and specifically what line item the amount is included in the table on page 291. Refer to Rule 7-04(10) of Regulation S-X.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202) 551-3426 with any questions.

                             Division of Corporation Finance
                             Office of Healthcare & Insurance

cc: Mr. Stephen Gauster